Thomas R. Westle

Blank Rome LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

Phone: (212) 885-5239

                        February 25, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Room 5501

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Sterling

Re:	Spirit of America Investment Fund, Inc. (the “Registrant” or the “Corporation”)

1933 Act No. 333-27925

1940 Act No. 811-08231

Post-Effective Amendment No. 16

Dear Ms. Sterling:

On December 14, 2007, the Corporation filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 16 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Corporation’s offering of its new series, namely Spirit of America High Yield Tax Free Bond Fund (the “Fund”). You provided comments on the Registration Statement in a telephone conference on January 24, 2008. The following sets forth those comments and the Corporation’s responses to them. All page references are for the Prospectus and Statement of Additional Information, respectively, included in Post-Effective Amendment No. 16 filed with the Commission on December 14, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.

PROSPECTUS

1. Comment:	On page 19, the title “Spirit of America High Yield Tax-Free High Yield Fund,” appears to contain a typographical error in the Fund’s name.

Response:	The title has been modified to accurately state the name of the Fund.

2. Comment:	On page 19, in the last sentence of the first paragraph of the “Principle Strategies” section, replace the word “concentrate” with another term.

Response:	The word “concentrate” has been replaced with language so that the last sentence reads “The High Yield Fund is non-diversified such that the Fund may invest a larger percentage of its assets in a given security than a diversified fund.”

3. Comment:	On page 25, in the “Concentration of Investments” section, replace the word “concentrate” with another term.

Response:	The sentence has been revised as requested to read: “the High Yield Fund is non-diversified such that the Fund may invest a larger percentage of its assets in a given security than a diversified fund.”

4. Comment:	On page 27, in the first sentence of the third paragraph under the “Investment Adviser” section, correct the discrepancy between this section, which states that “The Funds each pay the Adviser a fee at the annual rate of 0.97% of the Funds’ average daily net assets,” and the fee table on page 23 of the Prospectus, which states that the management fee for the High Yield Fund is 0.60%.

Response:	The disclosure has been modified to accurately state that the Real Estate and Value Funds each pay the Adviser a fee at the annual rate of 0.97% of the Funds’ average daily net assets and the High Yield Fund pays the Adviser a fee at the annual rate of 0.60% of the High Yield Fund’s average daily net assets.

5. Comment:	On pages 27-28, under the “Portfolio Managers” section, clarify who will be responsible for the day-to-day management of the Spirit of America Large Cap Value Fund (the “Value Fund”).

Response:	The language pertaining to both Ronald W. Weiss and Donna J. Mackay has been modified to indicate that “primary responsibility for the day-to-day management of the Value Fund rests with Donna J. Mackay.”

6. Comment:	On page 28, under the “Portfolio Managers” section, describe and explain the relationship between David Lerner Associates, Inc. (“DLA”) and the Adviser, Spirit of America Management Corp.

Response:	The following language has been included: “David Lerner is the sole shareholder, a director and a controlling person of the Adviser. Mr. Lerner is also a director, chief executive officer and president of David Lerner Associates, Inc.”

7. Comment:	On page 37, in the third sentence, under the “Rule 12b-1 Plans” section, correct the discrepancy between this section, which states that “Each Fund’s Class A Shares pay a 12b-1 fee at the annual rate of 0.30% of average daily net assets,” and the fee table on page 23 of the Prospectus, which states that the 12b-1 fees for the Fund are 0.15%.

Response:	The language has been modified to accurately state that the 12b-1 fee for Class A Shares of the High Yield Fund is 0.15%.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

8. Comment:	On page 18, in the second sentence of the first full paragraph, correct the discrepancy between this section, which states that “The annual advisory fee payable by each Fund is 0.97% of each Fund’s average daily net assets,” and the fee table on page 23 of the Prospectus, which states that the management fee for the High Yield Fund is 0.60%.

Response:	The disclosure has been modified to accurately state that the Real Estate and Value Fund each pay the Adviser a fee at the annual rate of 0.97% of the Funds’ average daily net assets and the High Yield Fund pays the Adviser a fee at the annual rate of 0.60% of the High Yield Fund’s average daily net assets.

9. Comment:	On page 9, under the “Fundamental Policies of the High Yield Fund” section, add a fundamental restriction regarding the issuance of senior securities by the Fund.

Response:	An additional fundamental restriction has been added to disclose that the high Yield Fund may not “issue any senior security.”

10. Comment:	On page 9, under the “Fundamental Policies of the High Yield Fund” section, expand the concentration policy to specifically mention Industrial Development Bonds (“IDBs”) and state that the Fund will not invest more than a certain percentage of its total assets in IDBs representing the same industry.

Response:	An additional fundamental restriction has been added to disclose that the High Yield Fund may not “invest 25% or more of its total assets in industrial development bonds issued by companies within the same industry.”

11. Comment:	On page 20, in the fifth paragraph under the “Distribution and Services Plans” section, correct the discrepancy between this section, which states that “the Real Estate Fund Class A Shares, Value Fund Class A Shares and High Yield Fund Class A Shares are not obligated under their Plans to pay any 12b-1 fee in excess of an annual rate of 0.30% of their average net assets,” and the fee table on page 23 of the Prospectus, which states that the 12b-1 fee for the Fund is 0.15%.

Response:	The language has been modified to accurately state that the 12b-1 fee for Class A Shares of the High Yield Fund is 0.15%.

To the extent appropriate, these responses will be incorporated into the Prospectus and SAI to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Thomas R. Westle

Thomas R. Westle

cc:	Joseph Pickard

Aaron Remorenko